Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 19, 2014 with respect to the consolidated financial statements of CAMAC Energy Inc. as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 included in the Current Report on Form 8-K filed on December 19, 2014, which is incorporated by reference in this Registration Statement. We have also issued our report dated March 14, 2014 with respect to internal control over financial reporting included in the Annual Report on Form 10-K for the year ended December 31, 2013 of CAMAC Energy Inc., which is also incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Houston, Texas

December 19, 2014